CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

February 3, 2004

Trading Symbols: TSX-Ven.CDU

FSE.CR5

CARDERO ACQUIRES IRON DEPOSIT IN PERU

Vancouver, B.C….Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce that it has entered into an agreement with a private Peruvian company, controlled by local businessman, Mr. Carlos Ballon, to acquire the Pampa de Pongo iron deposit in southern Peru.

This large project covers a total of 8,000 hectares and is located approximately 60 km southwest of the city of Nasca and approximately 400 km south of Lima, Peru. A deep sea port facility is located 42 km northwest of the Pampa de Pongo project at Puerto San Nicolas.  The private Peruvian company holds the exclusive right and option to acquire a one hundred percent interest from Rio Tinto Mining and Exploration Ltd. (“RT”).

In order to acquire a 100% interest in the Pampa de Pongo iron deposit, the private Peruvian company will receive a combination of cash and shares, and Cardero will assume all terms and conditions of the underlying agreement with RT and make the following payments to RT or RT’s designated affiliates:

Due Date	Payment US$
27 January 2005	$50,000
27 January 2006	$50,000
27 January 2007	$100,000
27 January 2008	$300,000
TOTAL	US$500,000

Pampa de Pongo was discovered by RT in 1994 when drilling a large magnetic anomaly 30 km southeast of the Marcona iron ore mine.  The strike length has been confirmed over a distance of approximately six kilometers, however coincidental magnetic and gravity anomalies suggest magnetite associated mineralization occurs over a 12 km strike length and is up to 1 km in width. The thickest intersection to date is 169 metres of magnetite at 52.9% iron. Preliminary metallurgical test work indicates that simple low intensity magnetic separation could produce a saleable concentrate with 66 to 69% iron.

The Company is very pleased with the Pampa de Pongo acquisition for two reasons:-

1.

The deposit is ideally located to access global markets and is also close to an operating iron mine (Marcona) that has deep sea loading facilities.

2.

More significantly because of the recent increased demand for iron ore, prices have risen by over 18% in 2004 alone (new contracts negotiated by RT, BHP-Billiton, CVRD). Due to growth in steel production and consumption of iron ore in China, it is predicted that ore shortages will emerge by mid-year and that prices will continue to rise until at least 2007.  World prices for the grade of iron ore that could be produced at Pampa de Pongo have been rising and are currently around US$23.50 per tonne.

The Marcona/Pampa de Pongo iron-copper mining district is one of the main mineralized districts of Peru containing a cluster of iron and copper occurrences that combined constitute the largest concentrations of iron with associated copper and gold on the Pacific Coastal Belt of South America (Marcona 1,400 MT of iron ore, Mina Justa 200 MT of copper ore, Pampa de Pongo).

Both the Marcona and Pampa de Pongo deposits share many characteristics associated with iron oxide copper gold (IOCG) deposits and as such Pampa de Pongo has the potential to produce an associated deposit of the Candelaria or Mantos Blancos type. While the RT exploration was focused on the iron potential, drill hole PPD009 intersected 8 metres of 1.72% Cu, 2.6 g/t Au and 95 metres of 54.3% iron and, drill hole PPRC002 intersected 21 metres of 0.43% Cu and 0.68 g/t Au.

Just as Mina Justa was discovered near Marcona there is potential for the discovery of a similar copper-gold deposit adjacent to Pampa de Pongo.

In order to capitalize on this acquisition, Cardero is pleased to announce that Mr. Lorne Hunter has joined the Company in the capacity of Consulting Mining Engineer.  Mr. Hunter’s domestic and international experience encompasses exploration, construction and operations within a wide range of metals and coal, including copper, iron, molybdenum, silver and gold.  His most recent past positions include Vice President & General Manager of Occidental Petroleum Corp. at their China Coal Operations, and Vice President & General Manager of Rio Algom/Lornex, British Columbia.  Mr. Hunter’s prime responsibility will be to evaluate the commercial viability of Pampa de Pongo as well as other advanced stage projects currently under review by the Company.

The Company is well financed with over $10 million in the treasury and well positioned to continue to explore its projects in Argentina, Mexico and Peru.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold and copper projects that have the potential to contain world class, company building mineral deposits.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

"Henk Van Alphen", President

For further information contact:

          Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.